                                                                    EXHIBIT 99.3

GUARANTEE

As security for the 1% Convertible Bonds 2001-2006 of CHF170,000,000 (the "Bonds") issued by Logitech (Jersey) Limited (the "Issuer"), Logitech International S.A., Apples, Switzerland, (the "Guarantor") irrevocably and unconditionally undertakes, in accordance with the terms of Article 111 of the Swiss Federal Code of Obligations, to secure the due and punctual payment of principal amount, interest and all other charges of the Issuer as stipulated in the Bond Purchase, Paying and Conversion Agency Agreement and the Terms of the Bonds contained in Annex A thereto (the "Agreement") between the Issuer and the Guarantor on the one side and Credit Suisse First Boston, Uetlibergstrasse 231, CH-8045 Zurich, Switzerland ("CSFB") and several other institutions mentioned therein on the other side, covering the issue by the Issuer of the Bonds. The Guarantor therefore irrevocably undertakes to pay on first demand by CSFB, irrespective of the validity and the legal effects of the above-mentioned Bond relationship and waiving all rights of objection and defence arising from said Bond relationship, any amount up to one hundred and eighty-two million Swiss Francs (CHF182,000,000) including principal amount, interest and all other charges, upon receipt of the written request for payment and its confirmation in writing by CSFB that the Issuer has not met its obligations arising from the Agreement on the due date in the amount called under this Guarantee.

This Guarantee constitutes an unsecured and unsubordinated obligation of the Guarantor ranking pari passu with all other present or future unsecured and unsubordinated obligations of the Guarantor in respect of money borrowed, raised, guaranteed or otherwise secured by the Guarantor. The Guarantor undertakes as long as the Bonds are outstanding but only up to the time all amounts of principal and interest have been placed at the disposal of CSFB, not to provide any security for other bond issues including any guarantee or indemnity given in respect therefore, without at the same time enabling the Bondholders to share equally and rateably in such security, or providing for the Bondholders or Couponholders such other security as CSFB shall reasonably deem satisfactory.

The total amount of this Guarantee will only be reduced by conversions.

This Guarantee shall continue in full force and effect until the principal amount, interest and all other charges that are payable in respect of the Bonds have been received in full.

This Guarantee is governed by Swiss law, jurisdiction being the Ordinary Courts of justice of the Canton of Zurich, the place of jurisdiction being Zurich 3, with the right to appeal to the Swiss Federal Court of Justice in Lausanne, where the law permits, whose decision shall be final.

Payments hereunder will be made available without any withholding for present or future taxes or duties levied by or in Switzerland and in freely disposable Swiss Francs which will be placed at the free disposal of Credit Suisse First Boston, Zurich, on behalf of the Bondholders and/or Couponholders, irrespective of any future transfer restrictions and outside of any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments.

Terms and expressions not otherwise defined in this Guarantee shall have the same meaning as in the Agreement.

Apples, Switzerland
June 8, 2001


Logitech International S.A.

/s/ Guerrino De Luca
---------------------------------------------
Guerrino De Luca
President and Chief Executive Officer

/s/ Kristen M. Onken
---------------------------------------------
Kristen M. Onken
Chief Finance Officer, Chief Accounting Officer
and U.S. Representative


Logitech (Jersey) Limited

/s/ Guerrino De Luca
---------------------------------------------
Guerrino De Luca
President and Chief Executive Officer

/s/ Kristen M. Onken
---------------------------------------------
Kristen M. Onken
Chief Finance Officer, Chief Accounting Officer
and U.S. Representative


                                      C-2